Goldman Sachs Asset Management, L.P.  |  200 West Street  |  New York, NY  10282-2198

June 24, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust II
Combined Proxy Statement/Prospectus on Form N-14
SEC File No. 333-211572

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Goldman Sachs Trust II (the “Registrant”) respectfully requests withdrawal of the Proxy Statement/Prospectus filed via EDGAR on Form N-14 under the 1933 Act (File No. 333-211572), together with all exhibits thereto, (collectively, the “N-14”) on May 25, 2016 under its EDGAR access codes (Accession No. 0001193125-16-601062). The N-14 relates to the reorganization of each of the Madison Target Retirement 2020 Fund, the Madison Target Retirement 2030 Fund, the Madison Target Retirement 2040 Fund, and the Madison Target Retirement 2050 Fund (each, an “Acquired Portfolio”), each a series of Madison Funds, with and into a corresponding portfolio (each, an “Acquiring Portfolio”), each a series of the Registrant.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14. No filing fee was required or paid in connection with the filing of the N-14.

The Registrant is requesting the withdrawal of the N-14 after further consideration and discussions with the Securities and Exchange Commission (“Commission”) staff. The Trust believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14.

Should you have any questions or comments, please contact me at (212) 357-2777.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy

Assistant Secretary